Exhibit 2.1
FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER
     This First Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of July 28, 2009, is among TOLMAR Holding, Inc., a Delaware corporation (“Parent”), Project Z Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”), and Zila, Inc., a Delaware corporation (“Target”). Parent, Acquisition Sub and Target sometimes are referred to collectively herein as the “Parties.” Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in that certain Agreement and Plan of Merger, dated June 25, 2009, by and among the Parties (the “Merger Agreement”).
Recitals
     A. The Parties entered into the Merger Agreement, which contemplates a transaction in which Parent will acquire all of Target’s outstanding stock for cash through a reverse subsidiary merger of Acquisition Sub with and into Target.
     B. Per the Merger Agreement, the consideration to be paid was $0.38 per share of Target Common Stock and $0.44 per share of Target Series B Convertible Preferred Stock.
     C. Parent has consummated the transactions contemplated under the Note Purchase Agreement, including its purchase for cash of all of the Senior Notes.
     D. The Parties desire to amend the Merger Agreement to, among other things: (i) increase the per share consideration to be paid for the Target Common Stock and the Target Series B Convertible Preferred Stock,(ii) delete certain provisions relating to the Note Purchase Agreement that are no longer necessary due to Parent’s acquisition of the Senior Notes, and (iii) amend certain conditions to their respective obligations to consummate the transactions contemplated under the Merger Agreement.
Agreement
     In consideration of the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:
1. Amendment of Per Share Merger Consideration. The reference to “$0.38” in Section 2.4(e)(i) of the Merger Agreement shall be deleted and inserted in lieu thereof shall be a reference to “$0.45”. The reference to “$0.44” in Section 2.4(e)(ii) of the Merger Agreement shall be deleted and inserted in lieu thereof shall be a reference to “$0.50”.
2. Amendments of Conditions to Parent’s and Acquisition Sub’s Obligation to Close. Section 6.1(h) of the Merger Agreement shall be deleted and inserted in lieu thereof shall be the following provision: “no injunction, judgment, order, decree, ruling or charge shall be in effect that would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) adversely affect the right of Parent to own the capital stock of Surviving Corporation and to control Surviving Corporation and its Subsidiaries or (iv) adversely affect the right of any of Surviving Corporation, together with its Subsidiaries, to own its assets and to operate its business,”.
3. Amendment of Conditions to Target’s Obligation to Close. Section 6.2(c) of the Merger Agreement shall be deleted and inserted in lieu thereof shall be the following provision: “no injunction, judgment, order, decree, ruling or charge shall be in effect that would (i) prevent consummation of any of the transactions contemplated by this Agreement, or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation,”.
4. Amendment of Covenant Relating to Date of Special Meeting. The first sentence of Section 5.4(b) of the Merger Agreement shall be deleted and inserted in lieu thereof shall be the following sentence: “Target will call a special meeting of its stockholders (the “Special Meeting”) to be held as soon as practicable (but in no event later than September 30, 2009) in order that the stockholders of Target may consider and vote upon the adoption of this Agreement and the approval of the Merger in accordance with the DGCL.”
5. Deletion of Condition (regarding Note Purchase Agreement) to Parent’s and Acquisition Sub’s Obligation to Close. Section 6.1(n) of the Merger Agreement shall be deleted.
6. Deletion of Termination Right (regarding Note Purchase Agreement). Clause (iii) of Section 7.1(b) of the Merger Agreement shall be deleted.
7. Amendment of Disclosure Schedule. The Disclosure Schedule shall be amended as set forth on Exhibit A.
8. No Other Modifications. Except as expressly modified hereby, all other terms and conditions of the Merger Agreement shall remain unchanged and in full force and effect and none of the rights of the Parties under the Merger Agreement is or shall be deemed to be prejudiced by reason of this Amendment.
9. References, Titles and Construction. References in the Merger Agreement to “this Agreement,” “herein,” “hereby,” “hereunder” and words of similar import shall be deemed to include the Merger Agreement as amended by this Amendment. Titles and section headings contained in this Amendment are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Amendment. The Parties have participated jointly in the negotiation and drafting of this Amendment. In the event an ambiguity or question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring a Party by virtue of the authorship of any of the provisions of this Amendment.
10. Counterparts. This Amendment may be executed in one or more counterparts, (including by means of facsimile or other electronic transmission), each of which shall be deemed an original but all of which together will constitute one and the same instrument.
11. Governing Law. This Amendment shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to a choice or conflict of law provision or rule (whether of the State of Delaware or another jurisdiction) that would cause the application of the laws of a jurisdiction other than the State of Delaware.

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     The Parties have executed this First Amendment to Agreement and Plan of Merger as of the date first above written.

PARENT: TOLMAR Holding, Inc., a Delaware corporation
By:	/s/ David Speights
	Name:	David Speights
	Title:	Vice President

ACQUISITION SUB: Project Z Acquisition Sub, Inc., a Delaware corporation
By:	/s/ David Speights
	Name:	David Speights
	Title:	Vice President

TARGET: Zila, Inc., a Delaware corporation
By:	/s/ David R. Bethune
	Name:	David R. Bethune
	Title:	Chairman and Chief Executive Officer

[Signature Page to First Amendment to Merger Agreement]